Exhibit 8.1

SUBSIDIARIES OF CHINA SOUTHERN AIRLINES COMPANY LIMITED

The particulars of the Company’s principal subsidiaries as of December 31, 2017 are as follows:

Name of Company	Jurisdiction of Incorporation
Shantou Airlines Company Limited	PRC
Zhuhai Airlines Company Limited	PRC
Xiamen Airlines Company Limited	PRC
Guizhou Airlines Company Limited	PRC
Chongqing Airlines Company Limited	PRC
Guangzhou Nanland Air Catering Company Limited	PRC
Guangzhou Baiyun International Logistic Company Limited	PRC
Nan Lung International Freight Limited	Hong Kong
Beijing Southern Airlines Ground Services Company Limited	PRC
China Southern Airlines Henan Airlines Company Limited	PRC
Southern Airlines Group Import and Export Trading Company	PRC
Southern Airlines General Aviation Company Limited	PRC